UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                        (Amendment No. 1     )*


                 Hyde Athletic Industries, Inc.
                        (Name of Issuer)

       Class A Common Stock, $.33 1/3 par value per share
                 (Title of Class of Securities)

                            448632109
                         (CUSIP Number)

      Charles A. Gottesman, Hyde Athletic Industries, Inc.
     13 Centennial Drive, Peabody, MA  01960 (508) 532-9000
    (Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications)

                          July 20, 1995
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: { }



Check the following box if a fee is being paid with the statement. { }. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rules 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Charles A. Gottesman and Merrill F. Gottesman

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   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (a) {x}
        (b) { }

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   3    SEC USE ONLY

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   4    SOURCE OF FUNDS*

        00 (gift of securities)

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   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)  {  }

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   6    CITIZENSHIP OR PLACE OF ORGANIZATION  -  U.S.A.
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              7   SOLE VOTING POWER -  320,244
  NUMBER OF  -------------------------------------------------------
    SHARES
BENEFICIALLY  8   SHARED VOTING POWER - 83,410
   OWNED BY  -------------------------------------------------------
     EACH
  REPORTING   9   SOLE DISPOSITIVE POWER - 320,244
    PERSON   -------------------------------------------------------
     WITH
             10   SHARED DISPOSITIVE POWER - 83,410
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   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        403,654
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   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*   {x}
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   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  - 14.9%

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   14   TYPE OF REPORTING PERSON*  -  IN

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     This Schedule 13D amends a Schedule 13D filed by Mr. Charles A. Gottesman on April 30, 1993.

     ITEM 1.  SECURITY AND ISSUER

     This schedule relates to the Class A Common Stock, $.33-1/3 par value per share (the "Common Stock"), of Hyde Athletic Industries, Inc., a Massachusetts corporation (the "Company"), which has its principal executive offices located at Centennial Industrial Park, 13 Centennial Drive, Peabody,
Massachusetts 01960.

     ITEM 2.  IDENTITY AND BACKGROUND

     This statement is filed on behalf of Mr. Charles A. Gottesman and his wife, Mrs. Merrill F. Gottesman. Mr. Gottesman is the Executive Vice President, Chief Operating Officer and Treasurer of the Company, a manufacturer of athletic shoes and outdoor recreational products, the address of which is set forth in Item 1. Mrs. Gottesman has no business occupation or employment.

     During the last five years, neither Mr. nor Mrs. Gottesman has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. and Mrs. Gottesman are citizens of the United States.

     ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     On July 20, 1995, Phyllis H. Fisher made bona fide gifts of an aggregate of 267,500 shares of Common Stock to Merrill F. Gottesman and trusts over which she has voting and investment control. Merrill F. Gottesman is the daughter of Phyllis H. Fisher. Mrs. Gottesman paid no consideration for the shares.

     ITEM 4.  PURPOSE OF TRANSACTION

     Mrs. Fisher distributed shares of Common Stock in connection with her personal estate planning.

     The distribution of shares reported herein does not signify any change in the management of the Company. Neither Mr. nor Mrs. Gottesman presently has under consideration any plans or proposals with respect to the Company which relate to or might result in (i) an extraordinary transaction, such as a merger, reorganization or liquidation involving the Company, (ii) the sale or transfer of a material amount of the Company's assets, (iii) any change in the Company's present Board of Directors or management, (iv) any material change in the present capitalization or dividend policy of the Company, (v) any other material change in the Company's business or corporate structure, (vi) any changes in the Company's charter or by-laws or other actions which, if control were to become obtainable through the purchase of shares of Common Stock, may impede the acquisition of control of the Company by any person, (vii) causing a class of securities of the Company to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association,
(viii) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (ix) any similar action.

     ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

     Mr. and Mrs. Charles A. Gottesman beneficially own 403,654 shares of Common Stock, which represents approximately 14.9% of the total outstanding shares of Common Stock. Mr. Gottesman is the direct owner of 25,750 shares for which he exercises sole investment and voting power. Mrs. Gottesman is the direct owner of 214,833 shares of Common Stock for which she exercises sole investment and voting power. Of the remaining 163,071 shares, 69,031 shares are held jointly by Mr. and Mrs. Gottesman, for which Mr. and Mrs. Gottesman share voting and investment power; 83,410 shares are held in trust for the benefit of Merrill F. Gottesman for which Merrill F. Gottesman and her brother, John H. Fisher, are trustees and share investment and voting power; 2,666 shares are held by Mr. and Mrs. Gottesman's daughters for which Mr. and Mrs. Gottesman exercise shared voting and investment power; and 7,964 shares are held in trust for the benefit of Mr. and Mrs. Gottesman's daughters for which Merrill F. Gottesman is the trustee and exercises sole investment and voting power. The number of shares beneficially owned by Mr.and Mrs. Gottesman does not include 83,410 shares held in trust for the benefit of John H. Fisher for which Merrill F. Gottesman and John H. Fisher are trustees and share investment and voting power and as to which Mr. and Mrs. Gottesman disclaim beneficial ownership.

     Other than the gratuitous transfer of shares by Mrs. Fisher, as described in Item 3, neither Mr. nor Mrs. Gottesman effected any transaction in the shares of Common Stock in the past 60 days.

     ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Not applicable.

     ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS

     Not applicable.



                           SIGNATURES


     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

/s/ Charles A. Gottesman          2/15/96
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Charles A. Gottesman               Date



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